UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Nasdaq, Inc.
(Name of issuer)
Common Stock, $0.01 par value per share
(Title of class of securities)
631103108
(CUSIP number)

Khalifa Al Daboos
Investment Corporation of Dubai
P.O. Box 333888
Dubai, United Arab Emirates
+971 4 707 1333

Essa Kazim
Borse Dubai Limited
P.O. Box 506690
Level 8, The Exchange
Dubai International Financial Centre
Dubai, United Arab Emirates
+971 4 362 2210
(Name, address and telephone number of person authorized to receive notices and communications)

March 22, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Investment Corporation of Dubai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
58,341,545(1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
58,341,545(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,341,545(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
See Item 5 below. Investment Corporation of Dubai’s (“ICD”) beneficial ownership is reported as of March 22, 2024, and includes 58,341,545 shares of Nasdaq, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Shares”) held directly by Borse Dubai Limited (“Borse Dubai”), a wholly-owned subsidiary of ICD. ICD is the sole shareholder of Borse Dubai. ICD is therefore deemed to have beneficial ownership of all of the Shares held by Borse Dubai. As the sole shareholder of Borse Dubai, ICD shares in whatever voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2 of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)
Calculated with reference to 575,758,581 Shares of the Issuer outstanding as of March 15, 2024, as disclosed by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on March 21, 2024.

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Borse Dubai Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai International Financial Centre, Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
58,341,545(1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
58,341,545(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,341,545(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
See Item 5 below. Borse Dubai’s beneficial ownership is reported as of March 22, 2024, and reflects its direct ownership of 58,341,545 Shares. ICD is the sole shareholder of Borse Dubai and Borse Dubai shares with ICD in the voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2 of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)
Calculated with reference to 575,758,581 Shares of the Issuer outstanding as of March 15, 2024, as disclosed by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on March 21, 2024.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (this “Schedule 13D/A”) to the Schedule 13D initially filed on March 7, 2008 (the “Initial Statement”), as amended and restated by Amendment No. 1 filed on December 17, 2010 (“Amendment No. 1”), Amendment No. 2 filed on March 27, 2012 (“Amendment No. 2”), Amendment No. 3 filed on March 11, 2024 (“Amendment No. 3”) and Amendment No. 4 filed on March 20, 2024 (“Amendment No. 4”) (as so amended and restated, the “Schedule 13D”) is filed by the Reporting Persons with respect to the shares of common stock, par value $0.01 (the “Shares”), of Nasdaq, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise set forth herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On March 20, 2024, the Underwriters exercised in full their option to purchase 4,043,478 Shares granted in the Underwriting Agreement. On March 22, 2024, the Offering closed.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Paragraphs (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

Reporting Person	Number of Shares With Sole Voting and/or Sole Dispositive Power	Number of Shares With Shared Voting and/or With Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Investment Corporation of Dubai	0	58,341,545 with Shared Voting Power 58,341,545 with Shared Dispositive Power	58,341,545 (all of which are directly held by Borse Dubai)	10.1% (all of which are held by Borse Dubai)

Borse Dubai	0	58,341,545 with Shared Voting Power 58,341,545 with Shared Dispositive Power	58,341,545	10.1%

The percentage of the class of securities identified herein is based on 575,758,581 Shares outstanding as of March 15, 2024, as disclosed by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on March 21, 2024. ICD’s beneficial ownership includes 58,341,545 Shares held by Borse Dubai, a wholly-owned subsidiary of ICD. Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Transfer Restrictions (as defined below).

(c) Paragraph (c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in Item 4 and Item 6, which are incorporated herein by reference.

(d) Paragraph (d) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As a result of various financings entered into by Borse Dubai from time to time, as of the date of this Schedule 13D/A:

(a)
39,841,545 Shares beneficially owned by Borse Dubai are subject to a first priority security interest in favor of HSBC Bank USA, National Association (as security agent) pursuant to a pledge and security agreement (the “HSBC Pledge Agreement”) by and between Borse Dubai and HSBC Bank USA, National Association (as security agent), dated as of May 19, 2021, entered into in connection with a facility agreement with, among others, The Hongkong and Shanghai Banking Corporation Limited (the “HSBC Facility Agreement”). Borse Dubai will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pledged under the HSBC Pledge Agreement, unless an Event of Default (as defined in the HSBC Facility Agreement) has occurred.

(b)
17,500,000 Shares beneficially owned by Borse Dubai are subject to a first priority security interest in favor of Dubai Islamic Bank PJSC (as collateral agent) pursuant to a pledge and security agreement (the “DIB Pledge Agreement”) by and between Borse Dubai and Dubai Islamic Bank PJSC (as collateral agent), dated as of January 9, 2023, entered into in connection with a master murabaha agreement with, among others, NDB Investments Limited (the “DIB Murabaha Agreement”). Borse Dubai will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pledged under the DIB Pledge Agreement, unless an Event of Default (as defined in the DIB Murabaha Agreement) has occurred.

(c)
1,000,000 Shares beneficially owned by Borse Dubai are subject to a first priority security interest in favor of Abu Dhabi Commercial Bank PJSC (as security agent) pursuant to a pledge and security agreement (the “ADCB Pledge Agreement”) by and between Borse Dubai and Abu Dhabi Commercial Bank PJSC (as security agent), dated as of October 24, 2023, entered into in connection with a facility agreement with, among others, Abu Dhabi Commercial Bank PJSC (the “ADCB Facility Agreement”). Borse Dubai will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pledged under the ADCB Pledge Agreement, unless an Event of Default (as defined in the ADCB Facility Agreement) has occurred.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The subsection entitled “DIB Pledge Agreement” is hereby amended and restated in its entirety to read as follows:

DIB Pledge Agreement

On January 9, 2023, Borse Dubai and Dubai Islamic Bank PJSC entered into the DIB Pledge Agreement granting a first priority security interest 33,000,000 Shares held by Borse Dubai, among other collateral, to Dubai Islamic Bank PJSC (as security agent) in connection with Borse Dubai’s obligations under the DIB Murabaha Agreement. Following a partial release of collateral in connection with the Offering, 17,500,000 Shares remain subject to the first priority security interest under the DIB Pledge Agreement.

The subsection entitled “ADCB Pledge Agreement” is hereby amended and restated in its entirety to read as follows:

ADCB Pledge Agreement

On October 24, 2023, Borse Dubai and Abu Dhabi Commercial Bank PJSC entered into the ADCB Pledge Agreement granting a first priority security interest 16,500,000 Shares held by Borse Dubai, among other collateral, to Abu Dhabi Commercial Bank PJSC (as security agent) in connection with Borse Dubai’s obligations under the ADCB Facility Agreement. Following a partial release of collateral in connection with the Offering, 1,000,000 Shares remain subject to the first priority security interest under the ADCB Pledge Agreement.

The foregoing descriptions of the DIB Pledge Agreement and the ADCB Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, which are filed as Exhibits 7.14 and 7.15, respectively, to Amendment No. 3 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit No.	Description

99.1	Joint Filing Agreement among Investment Corporation of Dubai and Borse Dubai Limited dated as of March 22, 2024 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2024

INVESTMENT CORPORATION OF DUBAI

	By:	/s/ Khalifa Al Daboos
	Name:	Khalifa Al Daboos
	Title:	Deputy CEO

BORSE DUBAI LIMITED

	By:	/s/ Essa Kazim
	Name:	Essa Kazim
	Title:	Chairman